United States securities and exchange commission logo





                           September 7, 2022

       Nir Sassi
       Chief Financial Officer
       Indaptus Therapeutics, Inc.
       3 Columbus Circle
       15th Floor
       New York, NY 10019

                                                        Re: Indaptus
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 1,
2022
                                                            File No. 333-267236

       Dear Mr. Sassi:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at 202-551-4511 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Gary Emmanuel